Exhibit 99.1

Wallbox Announces Private Placement of Class A Ordinary Shares

BARCELONA, SPAIN—June 2, 2023—Wallbox N.V. (NYSE:WBX) (“Wallbox”), a leading provider of electric vehicle (EV) charging and energy management solutions worldwide, today announced a private placement of ordinary shares pursuant to which Wallbox will sell 18,832,432 Class A ordinary shares for aggregate gross proceeds of $48.6 million to certain existing investors and strategic partners. Wallbox’s ordinary shares will be sold to such investors at a price of $2.58 per share, and the private placement is expected to close on June 15, 2023, subject to the satisfaction of customary closing conditions. Wallbox has also agreed to file a registration statement for the resale of the ordinary shares purchased pursuant to the private placement.

This transaction is designed to further strengthen the company’s balance sheet and provide growth capital that will enable the continued execution of its strategic plan. Participants include, but are not limited to Orilla Asset Management, S.L. and other existing shareholders, including Enric Asunción, Co-founder and CEO of Wallbox. “We continue to execute our strategic plan and are very well positioned to lead the market as consumers around the world transition to EVs. This transaction is a testament to the exceptional business we have built and our long-term vision,” said Enric Asunción, Co-founder and CEO.

The offer and sale of the Class A ordinary shares has not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other securities laws, and the ordinary shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale of these securities would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine users’ relationship to the grid. Wallbox goes beyond electric vehicle charging to give users the power to control their consumption, save money, and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 115 countries. Founded in 2015 and headquartered in Barcelona, the company now employs approximately 1,200 people in its offices in Europe, Asia, and the Americas. For additional information, please visit www.wallbox.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the private placement. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; as well as the other important factors discussed and incorporated by reference under the heading “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Wallbox Investor Contact:	Wallbox Public Relations Contact:

Matt Tractenberg	Elyce Behrsin
VP, Investor Relations	Public Relations
Matt.Tractenberg@wallbox.com	Press@wallbox.com
+1 404-574-1504	+34 622 513 358

Source: Wallbox NV